UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER

SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

ICAGEN, INC.

(Name of Subject Company (Issuer))

PFIZER INC.

ECLIPSE ACQUISITION CORP.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45104P500

(CUSIP Number of Common Stock)

Amy W. Schulman

Executive Vice President and General Counsel

Pfizer Inc.

235 East 42nd Street New York, New York 10017-5755

Telephone: (212) 733-2323

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Steven A. Wilcox

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, MA 02199

Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$49,563,006	$5,754.26

*	Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value was calculated by multiplying $6.00, which is the purchase price in the Offer, by the number of outstanding shares of Common Stock (the “Shares”) of Icagen, Inc. (“Icagen”) as of July 20, 2011, which consists of 8,852,725 Shares issued and outstanding, 36,250 in-the-money options to purchase Shares and 438,541 Shares underlying restricted stock units, less 1,067,015 shares beneficially owned by Pfizer Inc.
**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2011 issued by the Securities and Exchange Commission. Such fee equals 0.011610% of the transaction value.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to a tender offer by Eclipse Acquisition Corp., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Pfizer Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), of Icagen, Inc., a Delaware corporation (the “Company”), at a purchase price of $6.00 per Share, paid to the seller in cash, without interest thereon, less any applicable withholding and transfer taxes, and subject to the conditions set forth in the Offer to Purchase dated August 3, 2011 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Schedule TO is being filed on behalf of the Offeror and Parent.

The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) The name, address and telephone number of the subject company is: Icagen, Inc., 4222 Emperor Boulevard, Suite 350, Durham, North Carolina 27703, (919) 941-5206.

(b) According to the Company, as of July 20, 2011, there were 8,852,725 Shares issued and outstanding, 495,749 Shares issuable upon the exercise of outstanding options, 438,541 Shares underlying restricted stock units and 652,350 Shares issuable upon exercise of outstanding warrants.

(c) The Shares are traded on The NASDAQ Global Market under the symbol “ICGN.” The information set forth in Section 6 “Price Range of the Shares; Dividends on the Shares” of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a), (b), (c) The information set forth in Section 9 “Certain Information Concerning Pfizer and Purchaser” of the Offer to Purchase and Annex I “Directors and Executive Officers of Pfizer and Purchaser” of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

The information set forth in the “Summary Term Sheet,” Section 1 “Terms of the Offer,” Section 2 “Procedures for Tendering Shares,” Section 3 “Withdrawal Rights,” Section 4 “Acceptance for Payment and Payment,” Section 5 “Certain United States Federal Income Tax Consequences of the Offer and the Merger,” Section 7 “Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations,” Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Icagen” and Section 14 “Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a), (b) The information set forth in the “Introduction,” Section 9 “Certain Information Concerning Pfizer and Purchaser,” Section 11 “Contacts and Transactions with Icagen; Background of the Offer,” Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Icagen,” Section 13 “Dividends and Distributions” and Section 14 “Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a), (c)(1)-(7) The information set forth in the “Introduction,” Section 7 “Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations,” Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Icagen” and Section 13 “Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a), (b), (d) The information set forth in Section 10 “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

The information set forth in Section 9 “Certain Information Concerning Pfizer and Purchaser” of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

The information set forth in Section 16 “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS

Not applicable.

ITEM 11.	ADDITIONAL INFORMATION

(a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) the Parent, the Offeror, or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) the Company or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(5) The information set forth in Section 7 “Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations,” and Section 15 “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 12.	EXHIBITS

(a)(1)(A)	Offer to Purchase for Cash, dated August 3, 2011.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Joint Press Release issued by Pfizer Inc. and Icagen, Inc., dated July 20, 2011 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Pfizer Inc. on July 20, 2011).

(a)(5)(B)	Summary Advertisement published in The Wall Street Journal on August 3, 2011.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of July 20, 2011, by and between Pfizer Inc., Eclipse Acquisition Corp., and Icagen, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Icagen, Inc. on July 20, 2011).

(d)(2)	Form of Tender and Voting Agreement, dated as of July 20, 2011, by and between Pfizer Inc., and each of Icagen’s directors and executive officers and Venrock Associates and Venrock Associates II, L.P. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Icagen, Inc. on July 20, 2011).

(d)(3)	Amended and Restated Letter Agreement, dated October 10, 2006, by and between Pfizer Inc. and Icagen, Inc.

(d)(4)	Amendment to Amended and Restated Letter Agreement, dated June 14, 2011, by and between Pfizer Inc. and Icagen, Inc.

(d)(5)	Collaborative Research and License Agreement, dated as of August 13, 2007, between Icagen, Inc. and Pfizer Inc. (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Icagen, Inc. on November 5, 2007).

(d)(6)	Agreement and Amendment to the Exclusive License Agreement, dated as of September 17, 2009, between Icagen, Inc. and Pfizer Inc. (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Icagen, Inc. on November 9, 2009).

(d)(7)	Second Agreement and Amendment to the Exclusive License Agreement, dated as of September 21, 2010, between Icagen, Inc. and Pfizer Inc. (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Icagen, Inc. on November 10, 2010).

(d)(8)	Third Agreement and Amendment to the Collaborative Research and License Agreement, dated July 20, 2011, between Icagen, Inc. and Pfizer Inc. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Icagen, Inc. on July 20, 2011).

(d)(9)	Purchase Agreement, dated August 13, 2007, between Icagen, Inc. and Pfizer Inc. (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Icagen, Inc. on August 14, 2007).

(d)(10)	First Amendment to the Purchase Agreement, dated as of July 20, 2011, between Icagen, Inc. and Pfizer Inc. (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Icagen, Inc. on July 20, 2011).

(g)	None.

(h)	None.

*	Included in mailing to shareholders.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PFIZER INC.

Dated: August 3, 2011	By:	/S/ BRYAN A. SUPRAN
	Name:	Bryan A. Supran
	Title:	Senior Vice President and Associate General Counsel

ECLIPSE ACQUISITION CORP.

Dated: August 3, 2011	By:	/S/ ANDREW MURATORE
	Name:	Andrew Muratore
	Title:	Vice President and Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase for Cash, dated August 3, 2011.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Joint Press Release issued by Pfizer Inc. and Icagen, Inc., dated July 20, 2011 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Pfizer Inc. on July 20, 2011).

(a)(5)(B)	Summary Advertisement published in The Wall Street Journal on August 3, 2011.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of July 20, 2011, by and between Pfizer Inc., Eclipse Acquisition Corp., and Icagen, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Icagen, Inc. on July 20, 2011).

(d)(2)	Form of Tender and Voting Agreement, dated as of July 20, 2011, by and between Pfizer Inc., and each of Icagen’s directors and executive officers and Venrock Associates and Venrock Associates II, L.P. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Icagen, Inc. on July 20, 2011).

(d)(3)	Amended and Restated Letter Agreement, dated October 10, 2006, by and between Pfizer Inc. and Icagen, Inc.

(d)(4)	Amendment to Amended and Restated Letter Agreement, dated June 14, 2011, by and between Pfizer Inc. and Icagen, Inc.

(d)(5)	Collaborative Research and License Agreement, dated as of August 13, 2007, between Icagen, Inc. and Pfizer Inc. (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Icagen, Inc. on November 5, 2007).

(d)(6)	Agreement and Amendment to the Exclusive License Agreement, dated as of September 17, 2009, between Icagen, Inc. and Pfizer Inc. (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Icagen, Inc. on November 9, 2009).

(d)(7)	Second Agreement and Amendment to the Exclusive License Agreement, dated as of September 21, 2010, between Icagen, Inc. and Pfizer Inc. (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Icagen, Inc. on November 10, 2010).

(d)(8)	Third Agreement and Amendment to the Collaborative Research and License Agreement, dated as of July 20, 2011, between Icagen, Inc. and Pfizer Inc. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Icagen, Inc. on July 20, 2011).

(d)(9)	Purchase Agreement, dated August 13, 2007, between Icagen, Inc. and Pfizer Inc. (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Icagen, Inc. on August 14, 2007).

(d)(10)	First Amendment to the Purchase Agreement, dated as of July 20, 2011, between Icagen, Inc. and Pfizer Inc. (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Icagen, Inc. on July 20, 2011).

(g)	None.

(h)	None.

*	Included in mailing to shareholders.